Exhibit 99.63

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AND NOTES

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of Canadian dollars — unaudited)

	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$13,388	$10,151
Accounts receivable	8,302	7,719
Investments (Note 5)	1,788	—
Prepaid expenses and other current assets	367	217
Total current assets	23,845	18,087

Non-current assets
Deferred financing costs and other	890	859
Stream and royalty interests (Note 4)	133,025	132,665
Deferred tax asset	1,061	1,032
Total assets	$158,821	$152,643

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,008	$2,426
Income taxes payable	1,966	1,593
Total current liabilities	3,974	4,019

Non-current liabilities
Loan facility (Note 6)	12,301	11,908
Total liabilities	16,275	15,927

Equity
Capital and reserves
Share capital (Note 7a)	139,014	138,412
Reserves	10,859	10,987
Accumulated other comprehensive loss	(2,892)	(7,043)
Deficit	(4,435)	(8,323)
Total equity	142,546	136,716

Total liabilities and equity	$158,821	$152,643

Contractual Obligations (Note 14)

Subsequent Events (Note 15)
See accompanying notes to the condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

“signed”	Geoff Burns, Director	“signed”	Robert Doyle, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Income and Comprehensive Income (Loss)

(in thousands of Canadian dollars, except for earnings per share — unaudited)

	Three months ended March 31, 2018	Three Months ended March 31, 2017
Gold sales (Note 13)	$995	$806
Royalty revenue (Note 13)	5,771	3,041
Total revenue	6,766	3,847

Cost of sales, excluding depletion	(486)	(423)
Depletion (Note 4)	(3,270)	(1,538)
Total cost of sales	(3,756)	(1,961)
Gross profit	3,010	1,886

Administrative expenses, excluding share-based compensation (Note 8)	(897)	(414)
Share-based compensation expense	(106)	(256)
Impairment of royalty interests	—	(463)
Income from operations	2,007	753

Other income and expenses
Foreign exchange (loss) gain	(89)	157
Finance and other income	79	10
Finance expense	(444)	—
Income before income taxes	1,553	920

Income tax expense (Note 12)	(348)	(294)
Net income for the period	$1,205	$626

Earnings per share (Note 9)
Basic earnings per share	$0.01	$0.00
Diluted earnings per share	$0.01	$0.00

Weighted average number of common shares outstanding
Basic	154,705,280	136,276,745
Diluted	162,684,122	141,301,807

Other Comprehensive Income (Loss)
Net income for the period	$1,205	$626
Item that may subsequently be re-classified to net income:
Foreign currency translation	3,831	(780)
Item that will not be subsequently re-classified to net income:
Changes in fair value on investments	320	—
Comprehensive income (loss) for the period	$5,356	$(154)

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Canadian dollars — unaudited)

	Three months ended March 31, 2018	Three months ended March 31, 2017
Operating activities
Net income for the period	$1,205	$626

Depletion and amortization	3,313	1,538
Income tax expense	348	294
Impairment of royalty interest	—	463
Share-based compensation expense	106	256
Accretion of loan facility	314	—
Unrealized foreign exchange loss (gain)	118	(36)
Income taxes paid	(27)	(16)
Changes in non-cash working capital (Note 10)	(1,971)	(2,905)
Net cash provided by operating activities	$3,406	$220

Investing activities
Acquisition of royalty interests and other	(114)	(6,543)
Net cash used in investing activities	$(114)	$(6,543)

Financing activities
Proceeds from exercise of stock options	207	—
Interest paid	(402)	—
Net cash used in financing activities	$(195)	$—

Effect of exchange rate changes on cash and cash equivalents	140	(210)
Increase (decrease) in cash and cash equivalents	3,237	(6,533)
Cash and cash equivalents at the beginning of the period	10,151	12,761
Cash and cash equivalents at the end of the period	$13,388	$6,228

Supplemental cash flow information (Note 10)

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares — unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Deficit $	Total equity $
Balance, December 31, 2017	153,595,797	138,412	7,827	3,160	(7,043)	(5,640)	136,716
Net income for the period	—	—	—	—	—	1,205	1,205
Foreign currency translation adjustment	—	—	—	—	3,831	—	3,831
Changes in fair value on marketable securities (Note 5)	—	—	—	—	320	—	320
Shares issued as interest payment on loan facility (Note 6)	100,432	165	—	—	—	—	165
Shares issued for options exercised (Note 7c)	384,000	437	—	(234)	—	—	203
Share-based compensation	—	—	—	106	—	—	106
Balance, March 31, 2018	154,080,229	139,014	7,827	3,032	(2,892)	(4,435)	142,546

Balance, December 31, 2016	132,687,856	107,536	7,827	650	1,319	(8.323)	109,009
Net income for the period	—	—	—	—	—	626	626
Foreign currency translation adjustment	—	—	—	—	(780)	—	(780)
Shares issued for acquisition of royalties (Note 4)	8,500,000	14,408	—	—	—	—	14,408
Share-based compensation	—	—	—	256	—	—	256
Balance, March 31, 2017	141,187,856	121,944	7,827	906	539	(7,697)	123,519

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

1.              NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Canada.

Maverix is a resource-based company that seeks to acquire and manage gold and other precious metal purchase agreements (“Gold Streams” or “Streams”) and royalties. Maverix may acquire existing royalties or streams or it may acquire newly created streams and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or Stream, Maverix receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the underlying commodity, a percentage of a mine’s production for the life of mine. Net Smelter Returns (“NSR”) royalty and Gross Revenue Royalty (“GRR”) (collectively “Royalty” or “Royalties”) interests are non-operating interests in mining projects that provide to the holder the right to receive a percentage of the gross revenue from the metals produced from the mining project after deducting specified costs, if any (a NSR royalty) or a percentage of the gross revenue from metals produced from the project (a GRR).

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on May 29, 2018.

2.              SIGNIFICANT ACCOUNTING POLICIES

A.            Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as issued by the International Accounting Standard Board, applicable to preparation of interim financial statements including International Accounting Standard 34—Interim Financial Reporting (“IAS 34”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, with the exception of new accounting policies described in Note 2(c). The Company’s interim results are not necessarily indicative of its results for a full year.

B.            Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All amounts are presented in thousands of Canadian dollars unless otherwise noted.

C.            New accounting standards

The following are the significant accounting policies that have been amended as a result of the adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9, Financial Instruments (“IFRS 9”). All other significant accounting policies are consistent with those reported in the Company’s consolidated financial statements for the year ended December 31, 2017.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

IFRS 15 - Overview of the changes

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The Company has completed its assessment of the impact of the new standard on its financial statements. The process has included a review of all material contracts as well as the nature and type of the various streams and royalties that the Company holds. This assessment has also included identifying the contract with the customer, the separate performance obligations contained therein and the appropriate transaction price. Based on our analysis, the timing and measurement of our revenue recognition has not changed under IFRS 15. Consequently, there was no impact on retained earnings at January 1, 2018 upon adoption of IFRS 15.

The following is the significant accounting policy that has been amended as a result of the adoption of IFRS 15.

Revenue Recognition

Revenue is comprised of revenue earned in the period from royalty and stream interests. In accordance with IFRS 15, the Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

IFRS 9 - Overview of the changes

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard.

IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income (“FVTOCI”). The measurement approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

IFRS 9 also introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 introduces additional disclosure requirements about expected credit losses and credit risk.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

The Company’s credit risk arises from cash and cash equivalents and trade receivables. The application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses are anticipated to be negligible. Consequently, we did not record an adjustment relating to the implementation of the expected credit loss model for our cash and cash equivalents and trade receivables on transition to IFRS 9.

The Company has assessed the classification and measurement of our financial assets and financial liabilities as at January 1, 2018, under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

	Original classification under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost	10,151	10,151
Trade and other receivables	Amortized cost	Amortized cost	7,719	7,719
Investments	Available-for-sale	FVTOCI	—	—

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	2,426	2,426
Loan facility	Amortized cost	Amortized cost	11,908	11,908

The following is the significant accounting policy that has been amended as a result of the adoption of IFRS 9.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, and the loan facility. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents include cash on account and short-term deposits with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are subsequently measured at amortized cost using the effective interest rate method.

Trade receivables relate to amounts received from sales of refined gold and royalty revenue. These receivables are non-interest bearing and are recognized fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables.

Investments in marketable equity securities are designated as fair value through profit and loss unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income (FVTOCI). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

When investments in marketable equity securities which are designated as FVTOCI are disposed of, the cumulative gains and losses recognized in other comprehensive income are not recycled to the statement of income and remain within equity. Dividends are recognized in income and these investments are not assessed for impairment.

Accounts payable and accrued liabilities and loan facilities are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

Accounting Standard Issued But Not Yet Effective

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

3.              FINANCIAL INSTRUMENTS

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio. At March 31, 2018, the Company has $1.9 million of accounts receivable amounts that were more than 90 days overdue.

Currency Risk

Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include: cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and tax liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at March 31, 2018, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income (loss) by $0.5 million.

Liquidity Risk

In managing liquidity risk, the Company takes into account anticipated cash flows from operations and its holding of cash and cash equivalents. As at March 31, 2018, the Company had cash and cash equivalents of $13.4 million (December 31, 2017: $10.2 million) and working capital of $19.9 million (December 31, 2017: $14.1 million). In addition, the Company has US$10.0 million undrawn under its loan facility.

The Company also holds common shares of other companies with a combined fair market value as at March 31, 2018 of $1.8 million (December 31, 2017: $nil). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The carrying values of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities and the loan facility approximate their fair values due to the short-term maturity of these financial instruments.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

The Company’s investments are measured at fair value on a recurring basis based on quoted prices in active markets. Consequently, the $1.8 million of investments held as at March 31, 2018 are classified as Level 1.  The Company has not included fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

4.              STREAM AND ROYALTY INTERESTS

a)             Carrying amounts

The following table summarizes the Company’s Gold Stream and Royalty interests as at March 31, 2018:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$	$	$	$	$
Gold Stream Interests
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	(38)	4,642
La Colorada	MEX	22,620	—	22,620	(1,368)	(242)	—	(1,610)	(179)	20,831
Total Gold Stream Interests		27,300	—	27,300	(1,368)	(242)	—	(1,610)	(217)	25,473

Royalty Interests
Beta Hunt — Gold and Nickel	AUS	19,964	—	19,964	(1,533)	(760)	—	(2,293)	(786)	16,885
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	(23)	2,837
Dominador	CHL	598	—	598	—	—	—	—	(28)	570
Florida Canyon	USA	15,984	—	15,984	(759)	(275)	—	(1,034)	(234)	14,716
Karma	BFA	25,852	—	25,852	(446)	(670)	—	(1,116)	3	24,739
Lightning Nickel	AUS	434	—	434	(26)	(63)	—	(89)	(21)	324
Moose River	CAN	4,810	—	4,810	(86)	(185)	—	(271)	(43)	4,496
Mt. Carlton	AUS	12,772	—	12,772	(2,635)	(480)	—	(3,115)	(600)	9,057
Panton Sill	AUS	1,060	—	1,060	—	—	—	—	(50)	1,010
Pico Machay	PER	1,560	—	1,560	—	—	—	—	(13)	1,547
Romero	DOM	6,984	—	6,984	—	—	—	—	(331)	6,653
San Jose Mine	MEX	7,150	—	7,150	(1,265)	(249)	—	(1,514)	(53)	5,583
Shalipayco Project	PER	4,290	—	4,290	—	—	—	—	(35)	4,255
Silvertip	CAN	5,858	—	5,858	—	—	—	—	(274)	5,584
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	(38)	4,642
Vivien	AUS	4,457	—	4,457	(1,551)	(346)	—	(1,897)	(176)	2,384
Other	Various	2,324	—	2,324	—	—	—	—	(54)	2,270
Total Royalty Interests		121,637	—	121,637	(8,301)	(3,028)	—	(11,329)	(2,756)	107,552

Total(1)		148,937	—	148,937	(9,669)	(3,270)	—	(12,939)	(2,973)	133,025

(1)       Total Gold Stream and Royalty interests include carrying amounts in the following countries: $31.1 million in Mexico, $29.6 million in Australia, $24.7 million in Burkina Faso, $14.7 million in United States, $10.4 million in Peru, $10.1 million in Canada, $6.7 million in Dominican Republic, $2.9 million in Argentina, and $2.8 million in other countries.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

The following table summarizes the Company’s Gold Stream and Royalty interests as at December 31, 2017:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Impairment	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$		$	$	$	$
Gold Stream Interests
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	—	(164)	4,516
La Colorada	MEX	22,620	—	22,620	(306)	(1,062)	—	—	(1,368)	(745)	20,507
Total Gold Stream Interests		27,300	—	27,300	(306)	(1,062)	—	—	(1,368)	(909)	25,023

Royalty Interests
Beta Hunt — Gold and Nickel	AUS	14,997	4,967	19,964	(27)	(1,506)	—	—	(1,533)	(1,249)	17,182
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	—	(100)	2,760
Dominador	CHL	598	—	598	—	—	—	—	—	(44)	554
Florida Canyon	USA	—	15,984	15,984	—	(759)	—	—	(759)	(635)	14,590
Jojoba	MEX	1,495	(1,495)	—	—	—	(463)	463	—	—	—
Karma	BFA	—	25,852	25,852	—	(446)	—	—	(446)	(668)	24,738
Lightning Nickel	AUS	434	—	434	—	(26)	—	—	(26)	(31)	377
Moose River	CAN	4,810	—	4,810	—	(86)	—	—	(86)	(165)	4,559
Mt. Carlton	AUS	12,772	—	12,772	(166)	(2,469)	—	—	(2,635)	(848)	9,289
Panton Sill	AUS	1,060	—	1,060	—	—	—	—	—	(78)	982
Pico Machay	PER	1,560	—	1,560	—	—	—	—	—	(55)	1,505
Romero	DOM	6,984	—	6,984	—	—	—	—	—	(511)	6,473
San Jose Mine	MEX	7,150	—	7,150	(420)	(845)	—	—	(1,265)	(206)	5,679
Shalipayco Project	PER	4,290	—	4,290	—	—	—	—	—	(150)	4,140
Silvertip	CAN	—	5,858	5,858	—	—	—	—	—	(413)	5,445
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	—	(164)	4,516
Vivien	AUS	4,457	—	4,457	(194)	(1,357)	—	—	(1,551)	(245)	2,661
Other	Various	2,324	—	2,324	—	—	—	—	—	(132)	2,192
Total Royalty Interests		70,471	51,166	121,637	(807)	(7,494)	(463)	463	(8,301)	(5,694)	107,642

Total(1)		97,771	51,166	148,937	(1,113)	(8,556)	(463)	463	(9,669)	(6,603)	132,665

(1)             Total Gold Stream and Royalty interests include carrying amounts in the following countries: $30.7 million in Mexico, $30.5 million in Australia, $24.7 million in Burkina Faso, $14.6 million in United States, $10.2 million in Peru, $10.0 million in Canada, $6.5 million in Dominican Republic, $2.8 million in Argentina, and $2.7 million in other countries.

Primary Gold Stream:

La Colorada Mine Gold Stream (Durango, Mexico) — Agreement to purchase 100% of the payable gold produced from the operating La Colorada mine owned by Pan American Silver Corp. (“Pan American”), for an ongoing price that is the lessor of US$650 per ounce or the spot market price per ounce for the life of the mine.

Primary Royalty Interests:

Karma NSR Royalty (Ouahigouya, Burkina Faso) — 2.0% NSR royalty payable quarterly on all metals produced at the operating Karma gold mine owned by Endeavour.

San José (Taviche Oeste) NSR Royalty (Oaxaca, Mexico) — 1.5% NSR royalty payable quarterly on all metals produced from the Taviche Oeste concession at the operating San Jose silver and gold mine owned by Fortuna Silver Mines Inc.

Moose River Project NSR Royalty (Nova Scotia, Canada) — 3% NSR royalty on the Touquoy deposit at the Moose River Consolidated gold development project owned by Atlantic Gold Corporation (“Atlantic Gold”). The NSR royalty is subject to an option for Atlantic Gold to buy back 2% of the NSR royalty for a cash payment of $2.5 million.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

Mt. Carlton NSR Royalty (Queensland, Australia) — 2.5% NSR royalty payable quarterly on all metals produced at the operating Mt. Carlton mine owned by Evolution Mining Ltd.

Beta Hunt (Western Australia, Australia) — 6% GRR and a 1.5% NSR royalty payable quarterly on all gold production, and a 1% GRR and 0.5% NSR royalty payable quarterly on all nickel production, at the operating Beta Hunt mine owned by RNC Minerals.

Vivien GRR (Western Australia, Australia) — 3% GRR payable quarterly on all metals produced from the relevant tenements at the operating Vivien mine owned by Ramelius Resources Ltd.

Florida Canyon NSR Royalty (Nevada, USA) — 3.25% NSR royalty payable quarterly on all metals produced from the operating Florida Canyon mine owned by Rye Patch Gold Corp.

Silvertip NSR Royalty (British Columbia, Canada) — 2.5% NSR royalty payable quarterly on all metals produced from the Silvertip mine owned by Coeur Mining Inc.

Romero NSR Royalty (San Juan and other provinces, Dominican Republic) — 1.25% NSR royalty on all metals produced from the Romero exploration and development project owned by GoldQuest Mining Corp.

Other:

The Company also owns an additional Gold Stream in Mexico and 16 NSR Royalties and GRRs, of which, five are in Peru, four are in Australia, two are in Mexico, one is in Argentina, one is in Chile, one is in the Democratic Republic of Congo, one is in French Guiana, and one is in Canada.

5.              INVESTMENTS

Balance at December 31, 2017	$—
Additions	1,415
Fair value adjustment	320
Foreign exchange movement	53
Balance at March 31, 2018	$1,788

During the period ending March 31, 2018, the Company received common shares as settlement for certain outstanding royalty receivables. The Company has made the irrevocable election to designate these marketable equity securities as FVTOCI. As at March 31, 2018, the Company recognized unrealized gains of $0.3 million in other comprehensive income in relation to mark-to-market adjustments on these investments.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

6.              LOAN FACILITY

The following table summarizes the Company’s loan facility as at March 31, 2018 and changes during the period then ended:

Balance at December 31, 2016	$—
Proceeds from the loan facility	12,647
Financing costs	(734)
Accretion of the loan facility	463
Current portion of interest included in accounts payable and accrued liabilities	(372)
Foreign exchange movement	(96)
Balance at December 31, 2017	$11,908
Accretion of the loan facility	314
Interest paid in cash	(288)
Interest paid in common shares	(165)
Change in current portion of interest included in accounts payable and accrued liabilities	200
Foreign exchange movement	332
Balance at March 31, 2018	$12,301

7.              SHARE CAPITAL

a)             Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

b)             Share Purchase Warrants

The following table summarizes the warrants outstanding as at March 31, 2018 and changes during the period then ended:

	Warrants	Exercise Price
	#	$USD
Balance at incorporation January 9, 2016	—	—
Plan of Arrangement	10,000,000	$0.546
Plan of Arrangement	10,000,000	$0.78
Exercised	(10,000,000)	$0.546
Incentive warrants	6,500,000	$1.20
Gold Fields Royalty Portfolio Purchase	10,000,000	$1.20
Balance at December 31, 2017 and March 31, 2018	26,500,000	$1.04

A summary of the Company’s outstanding warrants as at March 31, 2018 is presented below:

	Exercise Price
Number outstanding	$USD	Expiry Date
10,000,000	$0.78	July 8, 2021
6,500,000	$1.20	July 8, 2021
10,000,000	$1.20	December 23, 2021
26,500,000

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

c)              Share-based Payments- Employee Share Option Plan

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable stock options to purchase common shares of the Company at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted. Under this Plan, the aggregate number of common stock options shall not exceed 10% of the issued and outstanding common shares of the Company, and if any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All options vest over a period determined by the Board of Directors and expire up to five years after issuance.

The following table summarizes options which were outstanding and exercisable for the three month periods ended March 31, 2018 and 2017:

	Options Outstanding	Weighted average exercise price per option
	#	$
Balance at December 31, 2017	5,433,803	0.94
Exercised	(384,000)	0.54
Forfeited	(449,899)	1.40
Cancelled	(50,000)	0.54
Balance at March 31, 2018	4,549,904	0.93

Options which have vested and are exercisable at March 31, 2018	1,169,500	0.54

Balance at December 31, 2016	2,907,000	0.54
Granted	—	—
Balance at March 31, 2017	2,907,000	0.54

The weighted-average share price, at the time of exercise, for the options that were exercised during the three months ended March 31, 2018 was $1.66 per share (period ended March 31, 2017: no options were exercised). The weighted average remaining contractual life of the options as at March 31, 2018 was 3.65 years (March 31, 2017: 4.28 years).

8.              GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31, 2018	Three months ended March 31, 2017
Corporate administration	$157	$27
Employee salaries and benefits	565	342
Professional fees	132	45
Amortization	43	—
Total administrative expenses	$897	$414

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

9.              DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Net income for the period	$1,205	$626
Basic weighted average number of shares	154,705,280	136,276,745
Basic earnings per share	$0.01	$0.00
Effect of dilutive securities
Warrants	5,778,055	3,176,351
Stock options	2,380,787	1,848,711
Diluted weighted average number of common shares	162,684,122	141,301,807
Diluted earnings per share	$0.01	$0.00

10.       SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Three months ended March 31, 2018	Three months ended March 31, 2017
Accounts receivable	$(1,701)	$(943)
Prepaid expenses and other current assets	(75)	8
Accounts payable and accrued liabilities	(195)	(1,970)
Changes in non-cash working capital	$(1,971)	$(2,905)

Significant non-cash transactions:
Settlement of receivables in equity investments	$1,343	$—
Interest on credit facility paid in common shares	$165	$—

Cash and cash equivalents at the end of the period:
Cash at bank	$13,388	$6,228
Short-term deposit	$—	$—

11.       RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Share-based compensation	$91	$256
Salaries and benefits	253	342
Total compensation	$344	$598

During the period ended March 31, 2018, the Company purchased $0.5 million of refined gold from Pan American, which has significant influence over the Company, under its La Colorada Gold Stream agreement (Note 4).

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

12.       TAXATION

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended March 31, 2018	Three months ended March 31, 2017
Income before income taxes	$1,553	$920
Statutory tax rate	27.0%	26.0%
Expected expense of income taxes	$419	$239

Increase (decrease) due to:
Foreign tax rate differences	27	55
Non-deductible expenses	29	67
Withholding taxes	42	(42)
Effect of foreign exchange on tax expense	—	81
Change in unrecognized temporary differences	245	(108)
Effect of true-ups in prior year temporary differences	(414)	—
Other	—	2
Income tax expense	$348	$294

13.       SEGMENT INFORMATION

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Corporation’s executive head office and general corporate administration are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Segmented information is summarized in the tables below:

For the three months ended March 31, 2018:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Stream Interests
La Colorada	995	—	(486)	(242)	267	509

Royalty Interests
Beta Hunt	—	1,056	—	(760)	296	363
Florida Canyon	—	575	—	(275)	300	375
Karma	—	817	—	(670)	147	544
Moose River	—	827	—	(185)	642	352
Mt. Carlton	—	1,192	—	(480)	712	1,125
San Jose Mine	—	430	—	(249)	181	372
Vivien	—	812	—	(346)	466	736
Other	—	62	—	(63)	(1)	30
Corporate	—	—	—	—	(1,457)	(1,000)
Consolidated total	995	5,771	(486)	(3,270)	1,553	3,406

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements for the Periods Ended March 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

For the three months ended March 31, 2017:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Impairment	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Stream Interests
La Colorada	806	—	(423)	(253)	—	130	383

Royalty Interests
Beta Hunt	—	751	—	(108)	—	643	(75)
Florida Canyon	—	77	—	(98)	—	(20)	—
Jojoba	—	—	—	—	(463)	(463)	—
Mt. Carlton	—	1,207	—	(580)	—	627	879
San Jose Mine	—	423	—	(232)	—	191	215
Vivien	—	583	—	(267)	—	316	1,115
Corporate	—	—	—	—	—	(504)	(2,297)
Consolidated total	806	3,041	(423)	(1,538)	(463)	920	220

14.       CONTRACTUAL OBLIGATIONS

In connection with its Gold Streams, the Company has committed to purchase the following:

	Percent of life of mine gold production	Per ounce cash payment: Lesser of amount below and the then prevailing market price of gold
Gold Stream interests
La Colorada	100%	USD$	650
La Bolsa	5%	USD$	450

The Company has a lease agreement for the use of office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.2 million annually from 2018 to 2022.

15.       SUBSEQUENT EVENTS

On May 29th, 2018, the Company announced it had entered into a Purchase and Sale Agreement to acquire a portfolio of 54 royalties from Newmont Mining Corporation and its affiliates for consideration of 60,000,000 common shares of the Company, 10,000,000 common share purchase warrants, and cash of USD$17.0 million upon closing of the transaction (the “Transaction”). The warrants will be exercisable for five years from the date the Transaction closes at a price of USD$1.64 per common share.